May 25, 2011

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram

Re:	Chemtura Corporation
Registration Statement on Form S-4
File No. 333-172710

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Chemtura Corporation (the “Issuer”) and BioLab Franchise Company, LLC, Bio-Lab, Inc., Crompton Colors Incorporated, Crompton Holding Corporation, GLCC Lauel, LLC, Great Lakes Chemical Corporation, Great Lakes Chemical Global, Inc., HomeCare Labs, Inc., Laurel Industries Holdings, Inc., Recreational Water Products, Inc. and Weber City Road LLC (collectively with the Issuer, the “Registrants”) hereby request acceleration of the effective date of their Registration Statement on Form S-4 (File No. 333-172710), as amended (the “Registration Statement”), to 4:00 p.m. Eastern Time, on Friday, May 27, 2011 or as soon thereafter as practicable. The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Registrants acknowledge that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

May 25, 2011

Please contact Robert M. Hayward, P.C. of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2000, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Chemtura Corporation

By:	/s/ Billie S. Flaherty
Name:	Billie S. Flaherty
Title:	Senior Vice President, General Counsel and Secretary

BioLab Franchise Company, LLC

Bio-Lab, Inc.

Crompton Colors Incorporated

Crompton Holding Corporation

GLCC Laurel, LLC

Great Lakes Chemical Corporation

Great Lakes Chemical Global, Inc.

HomeCare Labs, Inc.

Laurel Industries Holdings, Inc.

Recreational Water Products, Inc.

Weber City Road LLC

By:	/s/ Robert J. Cicero
Name:	Robert J. Cicero
Title:	Secretary

cc:	Robert M. Hayward, P.C.
Kirkland & Ellis LLP